March 22, 2007

John R. Utzschneider, Esq.
J.Q. Newton Davis, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, Massachusetts 02110

**Re: International Electronics, Inc.
         Schedule TO-T filed March 6, 2007
         Schedule TO-T/A filed March 21, 2007
         Filed by Rokonet Industries, U.S.A., Inc. and Risco Ltd.
         SEC File No. 5-41233**

Gentlemen:

        We have the following comments on your filings.

Schedule TO-T

General

1.   The introductory remarks to the summary term sheet imply that only Rokonet is
        offering to purchase the shares of International Electronics. Please revise the offer to
        purchase to remove the implication that Risco is not similarly offering to purchase the
        shares. See General Instruction K(1) to Schedule TO.

2. Acceptance for Payment and Payment

2.   Revise the Schedule TO to identify as bidders the other wholly-owned subsidiaries to
        whom the right purchase shares may be transferred or assigned, or advise. It appears
        these parties may be properly defined as bidders to the extent the offer is made on
        their behalf. See Rule 14d-1(g)(2) of Regulation 14D.

12. Source and Amount of Funds

3.   Disclose whether or not an alternative financing plan exists. See Item 1007 of
        Regulation M-A.

14. Conditions to the Offer

4.   The disclosure indicates that once a condition is triggered, a failure by the bidders to
        exercise their right to terminate the offer will not constitute a waiver of that condition.
        Please note that when a condition is triggered and the bidders decide to proceed with
        the offer, we believe that this decision constitutes a waiver of the triggered condition.
        The bidders, through their action or inaction, also are not permitted to engage in
        conduct that would result in the triggering of an offer condition under Section 14(e).
        Please revise to remove the implication that the bidders reserve the right to conduct an
        illusory offer.

5.   Explain to us the purpose of the language that any determination by the Purchasers
        concerning the events described in the conditions "will be final and binding upon all
        parties." Disclose, if true, that only a court of competent jurisdiction can make a
        determination that will be final and binding upon the parties. In addition, please
        disclose that unit holders may challenge the Purchaser's determinations.

Schedule TO-T/A

6.   We note the statements that, "Most of the conditions to RISCO's offer are a direct
        result of management's refusal to negotiate. Management could eliminate the most
        significant conditions by engaging in discussions with RISCO and supporting its offer,
        including the conditions related to the Massachusetts Control Share Acquisition
        Statute and the Massachusetts Business Combination Statute."   Please revise this
        statements to (1) quantify the number of conditions that exist due to the absence of
        negotiations and (2) remove the implication that the management of International
        Electronics has the authority to remove the bidders' tender offer conditions.

Closing Comments

        Please respond to these comments by promptly amending the Schedule TO filing and
submitting a response letter filed via EDGAR and "tagged" as correspondence. If you do not
agree with a comment, tell us why in your response. Direct any questions regarding our
comments to me at 202.551.3266.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

- the filing person has been advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions